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                              May 25, 2021

       Joshua Goldstein
       General Counsel
       Masterworks 053, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 053,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 3, 2021
                                                            File No. 024-11515

       Dear Mr. Goldstein:

               We have limited our review of your offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. Please confirm that you will revise this offering statement to comply with the staff comments issued to
Masterworks 049.


               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Joshua Goldstein
Masterworks 053, LLC
May 25, 2021
Page 2

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                           Sincerely,
FirstName LastNameJoshua Goldstein
                                                           Division of
Corporation Finance
Comapany NameMasterworks 053, LLC
                                                           Office of Trade &
Services
May 25, 2021 Page 2
cc:       Laura Anthony
FirstName LastName